October 29, 2007

United States Securities and Exchange Commission
Attention: Mr. Terence S. O'Brien, Branch Chief
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. O'Brien:

In response to your letter of September 13, 2007, please note the following. We have juxtaposed your issues (in italics) and our answers:

Form 10-K for the year ended December 31, 2006

Statement of Cash Flows

     SEC Comment

     Your customer, FENCEMaster filed for bankruptcy, which resulted in a bad debt charge of $925,000 in 2005. Please explain the nature of the transactions presented in the statement of cash flows that relate to FENCEMaster, including the $1.1 million of proceeds from FENCEMaster in 2005 and the $984,733 payment of FENCEMaster obligations in 2006. Tell us how your classification of these transactions complies with SFAS 95.

     Registrant's Answer

     During the fourth quarter of 2005, the Registrant entered into a Junior Participation Agreement with Wachovia Bank, NA, FENCEMaster's bank, whereby the Registrant would use its trade credit to fund the operations of FENCEMaster with the intent of purchasing FENCEMaster out of bankruptcy in exchange for a secured position, subordinated to Wachovia.

     In December of 2005, the Registrant was not successful in its bid to purchase FENCEMaster, but did receive approximately $1,000,000 in sales proceeds from Wachovia, which were reported as an investing activity in 2005. Those funds were then used to pay the trade obligations incurred on behalf of FENCEMaster in the first quarter of 2006 of approximately $985,000, also reported as an investing activity.

     This transaction was reported in both periods under the category of Investing Activities because the original funding through the Registrant's credit was for the purpose of acquiring FENCEMaster in a going concern sale.

     SFAS 95 at paragraph 15 indicates that "Investing activities include...acquiring and disposing of...property, plant, and equipment and other productive assets..." The registrant believes that we have complied with the requirements of SFAS 95, since the cash inflows and the subsequent cash outflows were specifically related to the failed acquisition of FENCEMaster. In our opinion, the transaction does not meet the definition of either a financing or an operating activity per SFAS 95.

Note 1. Company and Summary of Significant Accounting Policies

Revenue Recognition

     SEC Comment

     With regard to your Steelbank business, which brokers the sale of structural and mechanical tubing manufactured by other tubing companies, tell us whether or not you recognize revenue on a gross or net basis. Tell us how you considered the factors in EITF 99-19 when presenting the revenues from your Steelbank business.

     Registrant's Answer

     When Steelbank was acquired in May of 2004, the business operated solely as a broker. With the acquisition of the Haines Road facility by Steelbank in February of 2005, the business shifted its activities to the manufacturing of mechanical tubing. All sales in 2006 were of product manufactured by Steelbank at the Haines Road facility, with revenue recorded on a gross basis and the cost of the associated raw materials and conversion, recorded as cost of sales.

     With the acquisition and the conversion to in-house production of tubing, the company considered the guidance in EITF 99-19 paragraph 3. The factors considered include the following:

     1.   The registrant acts as the principal in the transaction

     2. The registrant takes title to the raw materials used in the production of the tubing

     3.   The registrant has the risks and rewards of ownership

     4.   The  registrant  does  not  act  as a  commissioned  broker  or  agent

     Accordingly, based on an analysis of the above facts, we believe we have appropriately recorded the revenue on a gross basis.

Note 4. Goodwill and Intangible Assts

     SEC Comment

     We note your reference to an appraisal when discussing how you valued intangible assets. In future filings delete your reference to the appraisal or identify the firm that prepared it. If you choose to refer to and identify the independent appraisal firm, you should also include the expert's consent when the reference is included in a 1933 Act filing. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C. Please note for future reference.

     Registrant's Answer

     Noted for future reference. We will delete reference to the appraisal in future filings.

Form 10-Q for June 30, 2007

Liquidity and Capital Resources, page 23

     SEC Comment

     On pages 23 and 24 you document your net working capital deficit of $11.9 million, as well as the $12.9 million in debt maturing within the next twelve months. You then conclude your discussion of future cash needs by stating, "The Company is in the process of obtaining equity financing for working capital needs and refinancing its short term debts, on terms favorable to the Company. There can be no assurance that adequate financing will be obtained, failing to meet the Company's financing needs will have a material adverse effect on its operations and continuance of business operations," In future filings, please provide a reasonably detailed discussion of your plans to overcome your financial difficulties and generate sufficient cash to support operations and meet obligations during the twelve month period following the date of the financial statements. The general boilerplate discussion included in this section does not appear to meet the requirements of Item 303 of Regulation S-K or the guidance in FRR
     Section 607.02. For example, we would expect the discussion in this Form 10-Q to have addressed the August 9 debt restructuring, the anticipated source, timing and amount of the equity financing you refer to, and the specific plans regarding cost reduction efforts. The discussion should be updated as necessary on a quarterly basis

     Registrant's Answer

     Your points are noted and agreed to and will be discussed in sufficient detail in future filings.

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     We hope that this response adequately  addresses your inquiry, Mr. O'Brien.
Please let me know if you require any additional information.

To confirm, the Registrant acknowledges that:

     o It is responsible for the adequacy and accuracy of the disclosures in its filings
     o SEC staff comments or changes to our disclosures in response to SEC staff comments do not foreclose the Commission from taking any action with respect to a filing
     o The Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

                                              Sincerely,

                                              /s/ James W. Bradshaw

                                              James W. Bradshaw
                                              Chairman, Chief Executive Officer
                                              and Acting Chief Financial Officer